UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Willbros Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

969203108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	James J. Frolik, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP969203108

1.	Names of Reporting Persons. Lawndale Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,160,300
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,160,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,160,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions)

OO, IA

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CUSIP969203108

1.	Names of Reporting Persons. Andrew E. Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,160,300
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,160,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,160,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP969203108

Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Willbros Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 4400 Post Oak Parkway, Suite 1000, Houston, TX, 77027.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro") (collectively, the "Filers").

Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management	$6,894,738.25

Item 4.	Purpose of Transaction

The Filers ("Lawndale") have been in contact with Willbros Group’s ("WG", “Willbros” or the “Company”) management and Board of Directors regarding concerns relating to the Company’s corporate governance practices and board composition. Beginning in 2015, Lawndale requested implementation of constructive changes that would improve corporate governance, in general, and the accountability of WG’s board, in particular. Lawndale is pleased that, over the course of a little less than three years, most of these requests have now been implemented or are now in process.

These changes included, but were not limited to:

1) Separation of a combined Chairman/CEO position into separate Independent Chairman and CEO positions;

2) Amendment to Willbros’ Articles de-staggering 3-year director terms to annual elections for 1-year terms;

3) Amendment to Willbros’ Articles eliminating the 75% super-majority requirement for future amendments;

4) Replacement of certain legacy directors with independent directors having value-added experience;

Lawndale has identified additional highly qualified independent individuals it feels would be good additions to Willbros’ board as the Company or Lawndale feels its needs dictate.

Lawndale believes the public market value of WG shares is undervalued by not adequately reflecting the value of Willbros’ business segments and other assets. Lawndale believes Willbros’ archaic shareholder engagement and communication practices that excessively rely on a small and shrinking pool of sell-side research coverage contributes to this undervaluation. Lawndale believes that Willbros’ board and management have not adapted the Company’s investor relations practices to address WG’s shrunken market capitalization. Lawndale has called on the Company’s board and management to better adapt its engagement and communication practices to the needs of this different investing universe.

Lawndale believes some lingering barriers to board accountability also contribute to this undervaluation. Lawndale believes Willbros’ Articles should be amended to further enhance its shareholders’ rights, including creating a shareholders’ or a group of shareholders’ right to call a Special Meeting or remove a director, among other rights.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with Willbros’ management, members of Willbros’ board, other significant shareholders and others regarding alternatives that the Company could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but are not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The filing persons are filing this report because their beneficial ownership of the Stock has decreased to less than 5%. Such change, however, is primarily due to an increase in the outstanding shares of the Stock.

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CUSIP969203108

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

LCM	Sale	9/15/2017	1,500	$3.0013
LCM	Sale	9/15/2017	3,000	$3.2031
LCM	Sale	9/15/2017	1,500	$3.1698
LCM	Sale	9/15/2017	2,900	$3.0198
LCM	Sale	9/15/2017	1,500	$3.0198
LCM	Sale	9/15/2017	700	$2.9698
LCM	Sale	9/15/2017	1,500	$3.2031
LCM	Sale	9/15/2017	3,800	$3.2031
LCM	Sale	9/15/2017	8,500	$3.1698
LCM	Sale	9/15/2017	17,100	$3.0198
LCM	Sale	9/15/2017	8,500	$3.0198
LCM	Sale	9/15/2017	8,500	$3.0013
LCM	Sale	9/15/2017	880	$2.9699
LCM	Sale	9/15/2017	10,500	$3.2031
LCM	Sale	9/15/2017	4,420	$2.9698
LCM	Sale	9/15/2017	11,200	$3.2031
LCM	Sale	10/31/2017	3,500	$3.0518
LCM	Sale	10/31/2017	8,900	$3.0518
LCM	Sale	11/3/2017	6,354	$3.0243
LCM	Sale	11/3/2017	852	$3.0243

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CUSIP969203108

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2017

LAWNDALE CAPITAL MANAGEMENT, LLC By: /s/ Andrew E. Shapiro, Managing Member	/s/ Andrew E. Shapiro

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CUSIP969203108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Willbros Group, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 3, 2017

LAWNDALE CAPITAL MANAGEMENT, LLC By:/s/ Andrew E. Shapiro, Managing Member	/s/ Andrew E. Shapiro